SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 27, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 27, 2006, announcing the new release of 3D For All Solutions.

Dassault Systèmes Announces 3D For All Solutions
New Release with Life Platform and Experience Players

Virtools4 and new 3D Office and 3D XE players democratize 3D Experience

Paris, France, June 27, 2006 – Dassault Systèmes (DS) (indices Nasdaq : DASTY et Euronext Paris : 13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the new release of 3D For All solutions, with the Virtools4 flagship product and 3D Office and 3D XE players. Since the acquisition of Virtools last year, DS has executed and expanded its 3D For All strategy and approach to bring life to 3D, delivering a unique platform, technologies and applications to truly share 3D Experiences everywhere.

“This new release demonstrates Dassault Systèmes’ ambition to democratize 3D,” explains Dominique Florack, Executive Vice-President, Strategy, R&D, Dassault Systèmes. “The new Life Platform brings to the market a unique solution to pervasively deploy 3D Experiences on personal computers, game consoles, intranets and the web, and shows our commitment to bringing the power of 3D to all communities”.

This new 3D For All release, allowing users to imagine, share and experience highly interactive 3D content, provides major new enhancements and capabilities, including:

Product-Context-Scenario (PCS) Paradigm: this new paradigm represents a highly intuitive means of capturing the 3D Experience and easily mapping product behaviour, as well as the experience of contextual environment scenarios. With PCS, the Virtools4 Life platform allows for the creation of virtual experiences such as driving, shopping, usage, maintenance, and marketing. Starting with this release, Virtools4 endorses the PCS paradigm.

Corporate Intranet Solutions: Created for deployment on corporate intranets, two new products, 3D XE Player and 3D Office Player have been introduced. Based on the PCS paradigm, they bring the power of experiencing products and situations in context to both 3D specialists and non-3D specialists, thereby providing any players involved in enterprises’ innovation processes with a common language to share 3D experiences, giving them a unique means to fully comprehend a product in the most intuitive way possible.

3D Experience Environment Pervasiveness: the Life platform extends the variety of target environments for deploying 3D Experiences and now supports Microsoft® Windows® and Apple® MacOS® computers, Microsoft xBox® and Sony PSP® game consoles, intranets with 3D Office and 3D XE players, internet with 3D Life Player, as well as immersive environments. This scope underlines the diversity of possible deployments and provides various communities with a powerful solution to create and experience life content. In addition, important enhancements in the Virtools4 platform have been delivered for professional rendering. These now include new support of CgFX shaders for OpenGL 2.0, in addition to HLSL shader support for DirectX, which was already available in the last version.

The 3D For All Life platform and the new 3D Office & 3D XE players will be presented at the annual CAA V5 DEVCON Conference today and tomorrow in Paris, where customers, partners and communities will have the opportunity to network and learn the latest information on the CAA V5 development platform for PLM solutions as well as 3D For All solutions. Complete information on registering to attend DEVCON 2006 and a full program of events can be found at www.3ds.com/devcon

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Virtools Press Contacts:	Dassault Systèmes Press Contacts:
Anthony Maréchal
Virtools Canada Inc.	01 55 49 84 21
Martin St-Germain	anthony_marechal@ds-fr.com
+1 (514) 788-6035
st-germain@virtools.com	Derek Lane (Americas)
+1(818) 673-2243
Virtools SA	derek_lane@ds-us.com
Karine Guilbert
01 42 71 46 86	Mikiko Igarashi (AP)
guilbert@virtools.com	+81-3-5442-4138
mikiko_igarashi@ds-jp.com

Financial Dynamics
Nelly Dimey : +33 1 47 03 68 19
Pierre Mas : +33 1 47 03 68 14
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: June 27, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration